UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Report on Form 6-K/A amends and restates in its entirety the Report on Form 6-K furnished to the Securities and Exchange Commission on August 10, 2010 by Paragon Shipping Inc. (the “Company”) solely to remove the language that incorporated by reference the Report on Form 6-K into the Company’s Registration Statement on Form F-3 (Registration No. 333-164370) (the “Registration Statement”). No other changes have been made to the Report on Form 6-K or the press release attached thereto as Exhibit 99.1.

This Report on Form 6-K/A shall not be deemed to be incorporated by reference into the Registration Statement.

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

Attached as Exhibit 99.1 to this Report on Form 6-K/A is a copy of the press release of the Company dated August 9, 2010: Paragon Shipping Inc. Reports Second Quarter and Six Months Ended June 30, 2010 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Dated: September 9, 2010	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer and Interim Chief Financial Officer

Exhibit 99.1

PARAGON SHIPPING INC. REPORTS SECOND QUARTER AND SIX MONTHS ENDED
JUNE 30, 2010 RESULTS

ATHENS, Greece, August 9, 2010 - Paragon Shipping Inc. (NYSE: PRGN), or the Company, a global shipping transportation company specializing in drybulk cargoes and containers, announced today its results for the second quarter and six months ended June 30, 2010.

Commenting on the results, Michael Bodouroglou, Chairman and Chief Executive Officer of Paragon Shipping, stated, “We are pleased to announce another set of profitable quarterly results. The successful execution of our chartering and operating strategy, coupled with a disciplined approach to control costs has allowed Paragon to deliver strong financial results despite the continued challenging market conditions.”

Mr. Bodouroglou concluded, “In the first half of 2010, a particularly active period for Paragon, we have consistently implemented our business strategy for growth, fleet renewal and diversification. Specifically we entered into contracts to build four Handysize and three Kamsarmax drybulk carriers and acquired a 2009 built Panamax drybulk carrier. We also initiated our fleet diversification into the containership sector with the negotiations for the acquisition of two high specification 2010 built 3,400 TEU vessels. At the same time we entered into a number of fixed rate period time charter contracts, which resulted in securing a substantial portion of our fleet capacity for the next twenty four months and beyond. As a result, we believe Paragon is well positioned, both operationally and financially, to create value for our shareholders and continue paying dividend.”

Second Quarter 2010 Financial Results:
Time charter revenue for the second quarter of 2010 was $29.5 million, compared to $42.3 million for the second quarter of 2009. The Company reported net income of $7.3 million, or $0.14 per basic and diluted share for the second quarter of 2010, calculated on 49,481,540 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the second quarter of 2009, the Company reported net income of $15.8 million, or $0.48 per basic and diluted share, calculated on 32,816,789 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the second quarter of 2010 was $6.7 million, or $0.13 per basic and diluted share. This compares to adjusted net income of $16.6 million, or $0.50 and $0.51 per basic and diluted share respectively, for the second quarter of 2009. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $17.5 million for the second quarter of 2010, compared to $27.2 million for the second quarter of 2009. This was calculated by adding to net income of $7.3 million for the second quarter of 2010, net interest expense and depreciation that in the aggregate amounted to $10.2 million for the second quarter of 2010. Adjusted EBITDA, excluding all non-cash items described below, was $16.2 million for the second quarter of 2010, compared to $27.3 million for the second quarter of 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated an average of 11.0 vessels during the second quarter of 2010, earning an average time charter equivalent rate, or TCE rate, of $29,054 per day, compared to an average of 12.0 vessels during the second quarter of 2009, earning an average TCE rate of $36,833 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the second quarter of 2010 were $7.6 million, or approximately $7,618 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $2.4 million of share-based compensation for the period. For the second quarter of 2009, total adjusted operating expenses were $6.6 million, or approximately $6,005 per day, including vessel operating expenses, management fees, general and administrative expenses and drydocking costs, but excluding $0.2 million of share-based compensation.

Second Quarter 2010 Non-cash Items
The Company’s results for the three months ended June 30, 2010 included the following non-cash items:

▪
Non-cash revenue of $2.4 million and depreciation expense of $0.7 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $1.7 million to net income, or $0.03 to basic and diluted earnings per share, for the three months ended June 30, 2010.

▪	An unrealized gain from interest rate swaps of $1.4 million, or $0.03 per basic and diluted share, for the three months ended June 30, 2010.
▪
Non-cash expenses of $2.4 million, or $0.05 per basic and diluted share, relating to the amortization for the three months ended June 30, 2010, of the compensation cost recognized for non-vested share awards issued to executive officers, directors and employees.

In the aggregate, these non-cash items increased net income by $0.6 million, or $0.01 to earnings per basic and diluted share, for the three months ended June 30, 2010.

Dividend Declared
The Company’s Board of Directors declared a quarterly dividend of $0.05 per share with respect to the second quarter of 2010, payable on or about August 30, 2010 to shareholders of record as of the close of business on August 16, 2010.

Recent Fleet Developments
The Company entered into agreements to acquire two 3,400 TEU newly built containerships from their builder Howaldtswerke-Deutsche Werft GmbH, Germany at a price of €40.0 million per vessel. On July 30, 2010, the Company took delivery of the Box Voyager. The second containership will be named “Box Trader” and is expected to be delivered to the Company within August 2010. Both vessels have been contracted on a fixed rate period time charter term of 24 months (plus / minus 45 days) with CSAV Valparaiso Chile at a gross daily charter rate of $20,000 per vessel, with delivery dates starting from the middle of August and through the first week of September 2010.

On July 5, 2010, the Company entered into a Memorandum of Agreement for the sale of the M/V Clean Seas to an unrelated third party for $23.5 million less 3.5% commission. Under the terms of the Memorandum of Agreement the vessel is to be delivered to its new owner between September 1, 2010 and October 31, 2010. The exact delivery date is to be determined by the Seller. The M/V Clean Seas has a carrying value of $22.5 million as of June 30, 2010.

On July 8, 2010, the Company took delivery of the M/V Dream Seas, a 75,151 dwt 2009-built Panamax bulk carrier. The M/V Dream Seas has been time chartered to Intermare Transport GMBH, a leading German based commodities trading house, for a minimum 35 months and maximum 37 months at a gross daily time charter rate of $20,000. The time charter was commenced on July 9, 2010 and will expire between May and August 2013.

Time Charter Coverage Update
Pursuant to its time chartering strategy, Paragon Shipping Inc. mainly employs vessels under fixed rate time charters for periods ranging from one to five years. Assuming all charter options are exercised, after taking into consideration the sale of M/V Clean Seas and the acquisition of the Box Voyager and the Box Trader but excluding the newbuilding vessels which are under construction, the Company has secured under such contracts 100%, 98% and 56% of its fleet capacity in the remainder of 2010, in 2011 and in 2012, respectively.

Cash Flows
For the six months ended June 30, 2010, the Company generated net cash from operating activities of $28.7 million, compared to $43.5 million for the six months ended June 30, 2009. For the six months ended June 30, 2010, net cash used in investing activities was $38.4 million and net cash used in financing activities was $50.6 million. For the six months ended June 30, 2009, net cash used in investing activities was $40.0 million and net cash used in financing activities was $33.3 million.

Six months ended June 30, 2010 Financial Results:
Time charter revenue for the six months ended June 30, 2010 was $60.9 million, compared to $83.9 million for the six months ended June 30, 2009. The Company reported net income of $16.5 million, or $0.32 per basic and diluted share for the six months ended June 30, 2010, calculated on 49,481,532 weighted average number of basic and diluted shares outstanding for the period and reflecting the impact of the non-cash items discussed below. For the six months ended June 30, 2009, the Company reported net income of $35.0 million, or $1.17 per basic and diluted share, calculated on 29,962,927 weighted average number of basic and diluted shares.

Excluding all non-cash items described below, adjusted net income for the six months ended June 30, 2010 was $14.8 million, or $0.29 per basic and diluted share. This compares to adjusted net income of $31.3 million, or $1.04 per basic and diluted share for the six months ended June 30, 2009. Please refer to the table at the back of this press release for reconciliations of GAAP net income to non-GAAP adjusted net income and GAAP earnings per share to non-GAAP adjusted earnings per share.

EBITDA was $37.1 million for the six months ended June 30, 2010, compared to $59.0 million for the six months ended June 30, 2009. This was calculated by adding to net income of $16.5 million for the six months ended June 30, 2010, net interest expense and depreciation that in the aggregate amounted to $20.6 million for the six months ended June 30, 2010. Adjusted EBITDA, excluding all non-cash items described below, was $34.0 million for the six months ended June 30, 2010, compared to $54.0 million for the six months ended June 30, 2009. Please see the table at the back of this release for a reconciliation of EBITDA and Adjusted EBITDA to net income.

The Company operated 11.1 vessels during the six months ended June 30, 2010, earning an average time charter equivalent rate, or TCE rate, of $29,475 per day, compared to an average of 12.0 vessels during the six months ended June 30, 2009, earning an average time charter equivalent rate of $37,004 per day. Please see the table at the back of this release for a reconciliation of TCE rates to time charter revenue.

Total adjusted operating expenses for the six months ended June 30, 2010 were $14.5 million, or approximately $7,251 per day, including vessel operating expenses, management fees, general and administrative expenses and dry-docking costs, but excluding $4.8 million of share-based compensation for the period. For the six months ended June 30, 2009, total adjusted operating expenses were $13.6 million, or approximately $6,284 per day, including vessel operating expenses, management fees and general and administrative expenses and drydocking costs, but excluding $0.3 million of share-based compensation.

Six months ended June 30, 2010 Non-cash Items

The Company’s results for the six months ended June 30, 2010 included the following non-cash items:

▪
Non-cash revenue of $5.3 million and depreciation expense of $1.4 million associated with below market time charters attached to vessels acquired, which increases net revenue (amortized over the remaining period of the time charter) and increases depreciation expense (amortized over the remaining useful life of the vessel). These non-cash items contributed an aggregate of $3.9 million to net income, or $0.08 to basic and diluted earnings per share, for the six months ended June 30, 2010.

▪	Profit on sale of MV Blue Seas of $0.3 million, or $0.01 per basic and diluted share.
▪	An unrealized gain from interest rate swaps of $2.4 million, or $0.05 per basic and diluted share, respectively, for the six months ended June 30, 2010.
▪
Non-cash expenses of $4.8 million, or $0.10 per basic and diluted share, relating to the amortization for the six months ended June 30, 2010, of the compensation cost recognized for restricted common shares issued to executive officers, directors and employees.

In the aggregate, these non-cash items contributed $1.7 million to net income, or $0.04 to earnings per basic and diluted share, for the six months ended June 30, 2010.

Conference Call and Webcast:
The Company’s management will host a conference call to discuss its second quarter and six months ended June 30, 2010 results on August 10, 2010 at 12:00 noon Eastern Time.

Conference Call details:
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +44 (0) 1452 542 301 (from outside the US). Please quote "Paragon."

A replay of the conference call will be available until August 17, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is +44 (0) 1452 550 000 and the access code required for the replay is: 55939564#.

Slides and audio webcast:
There will also be a simultaneous live webcast over the Internet, through the Paragon Shipping website (www.paragonship.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes and containers. The Company’s current fleet consists of twelve drybulk vessels with a total carrying capacity of 794,634 dwt and one containership with a total carrying capacity of 3,426 TEU.

Cautionary Statement Regarding Forward-Looking Statement
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts: Investor Relations / Media
Capital Link, Inc. Paul Lampoutis 230 Park Avenue Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: paragon@capitallink.com

Updated Fleet List

The following tables represent our drybulk fleet and the newbuilding vessels that we have agreed to acquire, as well as our containership fleet as of August 9, 2010.

Drybulk Fleet
Name	Type	Dwt	Year Built
Panamax
Dream Seas	Panamax	75,151	2009
Coral Seas	Panamax	74,477	2006
Golden Seas	Panamax	74,475	2006
Pearl Seas	Panamax	74,483	2006
Diamond Seas	Panamax	74,274	2001
Deep Seas	Panamax	72,891	1999
Calm Seas	Panamax	74,047	1999
Kind Seas	Panamax	72,493	1999
Total Panamax	8	592,291
Handymax
Clean Seas	Handymax	46,640	1995
Crystal Seas	Handymax	43,222	1995
Total Handymax	2	89,862
Supramax
Friendly Seas	Supramax	58,779	2008
Sapphire Seas	Supramax	53,702	2005
Total Supramax	2	112,481
Grand Total	12	794,634

Newbuildings that we have agreed to acquire
Name	Type	Dwt	Expected Delivery
Kamsarmax
Hull no. 619	Kamsarmax	82,000	2012
Hull no. 622	Kamsarmax	82,000	2012
Hull no. 624	Kamsarmax	82,000	2012
Total Panamax	3	246,000
Handysize
Hull no. 604	Handysize	37,200	2011
Hull no. 605	Handysize	37,200	2011
Hull no. 612	Handysize	37,200	2012
Hull no. 625	Handysize	37,200	2012
Total Handymax	4	148,800
Grand Total	7	394,800

Containership Fleet
Name	TEU	Dwt	Year Built
Box Voyager	3,426	42,650	2010
Total	3,426	42,650

Container vessels we have agreed to acquire
Name	TEU	Dwt	Year Built
Box Trader	3,426	42,650	2010
Total	3,426	42,650

Summary Fleet Data

	Quarter Ended June 30, 2009	Quarter Ended June 30, 2010
FLEET DATA
Average number of vessels (1)	12.0	11.0
Available days for fleet (2)	1,085	956
Calendar days for fleet (3)	1,092	1,001
Fleet utilization (4)	99%	96%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	36,833	29,054
Time charter equivalent adjusted (5)	32,566	26,569
Vessel operating expenses (6)	4,391	4,284
Drydocking expenses (7)	23	1,130
Management fees adjusted (8)	792	867
General and administrative expenses adjusted (9)	799	1,337
Total vessel operating expenses adjusted (10)	6,005	7,618

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010
FLEET DATA
Average number of vessels (1)	12.0	11.1
Available days for fleet (2)	2,142	1,946
Calendar days for fleet (3)	2,172	2,005
Fleet utilization (4)	99%	97%
AVERAGE DAILY RESULTS
Time charter equivalent (5)	37,004	29,475
Time charter equivalent adjusted (5)	32,704	26,766
Vessel operating expenses (6)	4,651	4,480
Drydocking expenses (7)	30	624
Management fees adjusted (8)	810	873
General and administrative expenses adjusted (9)	793	1,274
Total vessel operating expenses adjusted (10)	6,284	7,251

(1)
Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)
Available days for the fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off-hire days with major repairs, drydocks or special or intermediate surveys.

(3)	Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.
(4)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days and is determined by dividing available days by fleet calendar days for the relevant period.

(5)
Time charter equivalent or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing revenue generated from charters net of voyage expenses by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage. TCE is a non-GAAP standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
For the time charter equivalent adjusted, other non-cash items relating to the below market time charters attached to vessels acquired, which are amortized over the remaining period of the time charter as an increase to net revenue, have been excluded. The Company excluded amortization of below market acquired time charters because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

(6)
Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)	Daily drydocking expenses are calculated by dividing drydocking expenses by fleet calendar days for the relevant time period.
(8)	Daily management fees are calculated by dividing management fees payable in cash by fleet calendar days for the relevant time period.
(9)
Daily general and administrative expenses are calculated by dividing general and administrative expense by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

(10)
Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, drydocking expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period. Non-cash expenses relating to the amortization of the share based compensation cost for non-vested share awards have been excluded.

Time Charter Equivalents Reconciliation
(Expressed in United States Dollars)

	Quarter Ended June 30, 2009	Quarter Ended June 30, 2010

Time Charter Revenues	42,291,887	29,495,083
Less Voyage Expenses	(129,001)	(101,089)
Less Commission	(2,198,711)	(1,618,777)
Total Revenue, net of voyage expenses	39,964,175	27,775,217
Total available days	1,085	956
Time Charter Equivalent	36,833	29,054
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	42,291,887	29,495,083
Less Voyage Expenses	(129,001)	(101,089)
Less Commission	(2,198,711)	(1,618,777)
Total Revenue, net of voyage expenses	39,964,175	27,775,217
Less Amortization of Below Market Acquired Time Charters	(4,630,368)	(2,375,058)
Total Revenue, net of voyage expenses Adjusted	35,333,807	25,400,159
Total available days	1,085	956
Time Charter Equivalent Adjusted	32,566	26,569

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010

Time Charter Revenues	83,890,727	60,901,335
Less Voyage Expenses	(185,296)	(185,644)
Less Commission	(4,442,662)	(3,357,155)
Total Revenue, net of voyage expenses	79,262,769	57,358,536
Total available days	2,142	1,946
Time Charter Equivalent	37,004	29,475
Time Charter Equivalent Adjusted Reconciliation
Time Charter Revenues	83,890,727	60,901,335
Less Voyage Expenses	(185,296)	(185,644)
Less Commission	(4,442,662)	(3,357,155)
Total Revenue, net of voyage expenses	79,262,769	57,358,536
Less Amortization of Below Market Acquired Time Charters	(9,211,003)	(5,272,803)
Total Revenue, net of voyage expenses Adjusted	70,051,766	52,085,733
Total available days	2,142	1,946
Time Charter Equivalent Adjusted	32,704	26,766

PARAGON SHIPPING INC.
Condensed Cash Flow Information
(Expressed in United States Dollars)

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010

Cash and Cash Equivalents, beginning of period	68,441,752	133,960,178

Operating Activities	43,520,683	28,658,040
Investing Activities	(40,000,000)	(38,425,298)
Financing Activities	33,285,103	(50,641,720)
Net increase / (decrease) in Cash and Cash Equivalents	36,805,786	(60,408,978)
Cash and Cash Equivalents, end of period	105,247,538	73,551,200

EBITDA Reconciliation (1)
(Expressed in United States Dollars)

	Quarter Ended June 30, 2009	Quarter Ended June 30, 2010

Net Income	15,816,463	7,306,129
Plus Net Interest expense	2,753,980	2,090,932
Plus Depreciation	8,647,334	8,125,161
EBITDA	27,217,777	17,522,222
Adjusted EBITDA Reconciliation
Net Income	15,816,463	7,306,129
Non-cash revenue and depreciation due to below market acquired time charters	(3,942,900)	(1,686,797)
Impairment loss	6,005,000	-
Unrealized gain from interest rate swaps	(1,428,101)	(1,365,383)
Non-cash expenses from the amortization of share based compensation cost recognized	152,166	2,437,529
Adjusted Net Income	16,602,628	6,691,478
Plus Net Interest expense	2,753,980	2,090,932
Plus Depreciation (2)	7,959,866	7,436,900
Adjusted EBITDA	27,316,474	16,219,310

	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010

Net Income	35,001,240	16,465,624
Plus Net Interest expense	6,842,145	4,481,645
Plus Depreciation	17,199,643	16,161,035
EBITDA	59,043,028	37,108,304
Adjusted EBITDA Reconciliation
Net Income	35,001,240	16,465,624
Non-cash revenue and depreciation due to below market acquired time charters	(7,843,622)	(3,903,944)
Impairment loss	6,005,000	-
Profit on sale of vessel	-	(262,490)
Unrealized gain from interest rate swaps	(2,154,422)	(2,381,320)
Non-cash expenses from the amortization of share based compensation cost recognized	302,659	4,846,874
Adjusted Net Income	31,310,855	14,764,744
Plus Net Interest expense	6,842,145	4,481,645
Plus Depreciation (2)	15,832,261	14,792,176
Adjusted EBITDA	53,985,261	34,038,565

(1)
Paragon Shipping Inc. considers EBITDA to represent net income plus net interest expense and depreciation and amortization. The Company’s management uses EBITDA as a performance measure. The Company believes that EBITDA is useful to investors because the shipping industry is capital intensive and may involve significant financing costs. EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a Company’s operating performance required by GAAP. The Company’s definition of EBITDA may not be the same as that used by other companies in the shipping or other industries. The Company excluded non-cash items to derive the adjusted net income and the adjusted EBITDA because the Company believes that the non-cash items do not reflect fairly the fleet operational results.

(2)	Excludes a portion of depreciation charged on purchase price adjustment allocated to vessel cost for vessels acquired with below market charters.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Quarter Ended June 30, 2009	Quarter Ended June 30, 2010

Net Income	15,816,463	7,306,129
Weighted average number of Class A common shares basic and diluted	32,816,789	49,481,540
Earnings per Class A common shares basic and diluted	0.48	0.14
Reconciliation of Net Income to Adjusted Net Income
Net Income	15,816,463	7,306,129
Non-cash revenue and depreciation due to below market acquired time charters	(3,942,900)	(1,686,797)
Impairment loss	6,005,000	-
Unrealized gain from interest rate swaps	(1,428,101)	(1,365,383)
Non-cash expenses from the amortization of compensation cost recognized	152,166	2,437,529
Adjusted Net Income	16,602,628	6,691,478
Weighted average number of common shares basic and diluted	32,816,789	49,481,540
Adjusted earnings per share basic (1)	0.50	0.13
Adjusted earnings per share diluted (1)	0.51	0.13

(1)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Reconciliation of GAAP Financial Information to Non-GAAP Financial Information
(Expressed in United States Dollars)

GAAP Financial Information	Six Months Ended June 30, 2009	Six Months Ended June 30, 2010

Net Income	35,001,240	16,465,624
Weighted average number of Class A common shares basic and diluted	29,962,927	49,481,532
Earnings per Class A common shares basic and diluted	1.17	0.32
Reconciliation of Net Income to Adjusted Net Income
Net Income	35,001,240	16,465,624
Non-cash revenue and depreciation due to below market acquired time charters	(7,843,622)	(3,903,944)
Impairment loss	6,005,000	-
Profit on sale of vessel	-	(262,490)
Unrealized gain from interest rate swaps	(2,154,422)	(2,381,320)
Non-cash expenses from the amortization of compensation cost recognized	302,659	4,846,874
Adjusted Net Income	31,310,855	14,764,744
Weighted average number of common shares basic and diluted	29,962,927	49,481,532
Adjusted earnings per share basic and diluted(1)	1.04	0.29

(2)
Adjusted earnings per share is not an item recognized by GAAP and should not be considered as an alternative to Earnings per share or any other indicator of a Company’s operating performance required by GAAP. The Company excluded non-cash items to derive at the adjusted net income and the adjusted earnings per share basic and diluted because the Company believes that these non-cash items do not reflect fairly the fleet operational results.

Paragon Shipping Inc.
Unaudited Condensed Consolidated Balance Sheets
As of December 31, 2009 and June 30, 2010
(Expressed in United States Dollars)
December 31, 2009		June 30, 2010
Assets
Current assets
Cash and cash equivalents	133,960,178	73,551,200
Restricted cash	31,000,000	27,190,000
Assets held for sale	18,050,402	-
Trade receivables	2,187,039	1,105,684
Other receivables	2,233,809	2,079,089
Prepaid expenses	464,804	542,142
Due from management company	1,231,879	1,384,777
Inventories	921,325	1,497,685
Total current assets	190,049,436	107,350,577
Fixed assets
Advances for vessels acquisitions and vessels under construction-	-	62,291,104
Vessels at cost	683,721,898	683,721,898
Less: accumulated depreciation	(78,989,341)	(95,142,031)
Other fixed assets	51,718	95,877
Total fixed assets	604,784,275	650,966,848
Other assets	1,380,577	1,546,608
Restricted cash	15,510,000	15,510,000
Other long-term receivables	968,560	103,246
Total Assets	812,692,848	775,477,279
Liabilities and Shareholders' Equity
Current liabilities
Trade accounts payable (including balance due to a related party of $17,300
and $427,833 as of December 31, 2009 and June 30, 2010 respectively)	1,951,695	2,905,811
Accrued expenses	2,416,524	1,840,031
Interest rate swaps	6,820,289	4,093,308
Deferred income	3,701,832	1,908,202
Current portion of long-term debt	39,200,000	35,200,000
Liability associated with vessel held for sale	24,900,000	-
Total current liabilities	78,990,340	45,947,352
Long-Term Liabilities
Long-term debt	270,235,000	254,385,000
Deferred income	461,390	876,457
Interest rate swaps	1,467,499	1,813,160
Below market acquired time charters	5,272,801	-
Total long-term liabilities	277,436,690	257,074,617
Total Liabilities	356,427,030	303,021,969
Commitments and Contingencies
Shareholders' equity
Preferred shares, $0.001 par value; 25,000,000 authorized, none issued,
none outstanding at December 31, 2009 and June 30, 2010	-	-
Class A common shares, $0.001 par value; 120,000,000 and 750,000,000 authorized; 51,189,033 and 51,233,033 issued and outstanding at
December 31, 2009 and June 30, 2010, respectively	51,189	51,233
Class B common shares, $0.001 par value; 5,000,000 authorized
none issued and outstanding at December 31, 2008 and June 30, 2010	-	-
Additional paid-in capital	408,619,010	413,465,840
Retained earnings	47,595,619	58,938,237
Total shareholders' equity	456,265,818	472,455,310
Total Liabilities and Shareholders' Equity	812,692,848	775,477,279

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the three months ended June 30, 2009 and 2010
(Expressed in United States Dollars)

	Three Months Ended	Three Months Ended
	June 30, 2009	June 30, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $4,630,368 and $2,375,058 for the
three months ended June 30, 2009 and 2010, respectively)	42,291,887	29,495,083
Less: commissions	2,198,711	1,618,777
Net Revenue	40,093,176	27,876,306
Expenses/(Income)
Voyage expenses	129,001	101,089
Vessels operating expenses (including expenses charged by a
related party of $52,000 and $73,595 for the three months ended
June 30, 2009 and 2010, respectively)	4,795,187	4,287,976
Dry-docking expenses	24,593	1,131,316
Management fees charged by a related party	864,632	867,984
Depreciation	8,647,334	8,125,161
General and administrative expenses (including share
based compensation of $152,166 and $2,437,529 for the three months ended
June 30, 2009 and 2010, respectively)	1,024,812	3,776,009
Impairment loss	6,005,000	-
Profit on sale of assets / vessel acquisition option	-	(588,540)
Gain from vessel early redelivery	(251,855)	-
Operating Income	18,854,472	10,175,311

Other Income/(Expenses)
Interest and finance costs	(2,897,944)	(2,183,172)
Loss on interest rate swaps	(241,441)	(707,104)
Interest income	143,964	92,240
Foreign currency loss	(42,588)	(71,146)
Total Other Expenses, net	(3,038,009)	(2,869,182)
Net Income	15,816,463	7,306,129

Earnings per Class A common share, basic and diluted	$0.48	$0.14

Weighted average number of Class A common shares, basic and diluted	32,816,789	49,481,540

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Income
For the six months ended June 30, 2009 and 2010
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2010
Revenue
Time charter revenue (including amortization of below and above market acquired time charters of $9,211,003 and $5,272,803 for the
six months ended June 30, 2009 and 2010, respectively)	83,890,727	60,901,335
Less: commissions	4,442,662	3,357,155
Net Revenue	79,448,065	57,544,180
Expenses/(Income)
Voyage expenses	185,296	185,644
Vessels operating expenses (including expenses charged by a
related party of $100,200 and $146,961 for the six months ended
June 30, 2009 and 2010, respectively)	10,101,182	8,982,050
Dry-docking expenses	64,257	1,250,640
Management fees charged by a related party	1,760,272	1,749,393
Depreciation	17,199,643	16,161,035
General and administrative expenses (including share
based compensation of $302,659 and $4,846,874 for the six months ended
June 30, 2009 and 2010, respectively)	2,026,252	7,401,444
Impairment loss	6,005,000	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Gain from vessel early redelivery	(251,855)	(113,338)
Operating Income	42,358,018	22,778,342

Other Income/(Expenses)
Interest and finance costs	(7,206,311)	(4,729,660)
Loss on interest rate swaps	(534,371)	(1,790,384)
Interest income	364,166	248,015
Foreign currency gain/(loss)	19,738	(40,689)
Total Other Expenses, net	(7,356,778)	(6,312,718)
Net Income	35,001,240	16,465,624

Earnings per Class A common share, basic and diluted	$1.17	$0.32

Weighted average number of Class A common shares, basic and diluted	29,962,927	49,481,532

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Shareholders' Equity
For the six months June 30, 2009 and 2010
(Expressed in United States Dollars, except for number of shares)

	Class A Shares
				(Accumulated
			Additional	Deficit)/
	Number of	Par	Paid-in	Retained
	Shares	Value	Capital	Earnings	Total
Balance January 1, 2009	27,138,515	27,139	318,515,490	(10,111,350)	308,431,279
Issuance of Class A common shares and share based compensation	14,900,600	14,900	63,063,029		63,077,929
Dividends declared (0.05 per share)				(3,091,786)	(3,091,786)
Net Income				35,001,240	35,001,240
Balance June 30, 2009	42,039,115	42,039	381,578,519	21,798,104	403,418,662

Balance January 1, 2010	51,189,033	51,189	408,619,010	47,595,619	456,265,818
Issuance of Class A common shares, and share based compensation	44,000	44	4,846,830		4,846,874
Dividends declared (0.05 per share)				(5,123,006)	(5,123,006)
Net Income				16,465,624	16,465,624
Balance June 30, 2010	51,233,033	51,233	413,465,840	58,938,237	472,455,310

Paragon Shipping Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2009 and 2010
(Expressed in United States Dollars)

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2010

Cash flows from operating activities
Net Income	35,001,240	16,465,624
Adjustments to reconcile net income to net cash provided by
operating activities
Depreciation	17,199,643	16,161,035
Impairment loss	6,005,000	-
Profit on sale of assets / vessel acquisition option	-	(851,030)
Amortization of below and above market acquired time charters	(9,211,003)	(5,272,803)
Amortization of financing costs	825,125	430,224
Share based compensation	302,659	4,846,874
Unrealized gain on interest rate swaps	(2,154,422)	(2,381,320)
Changes in assets and liabilities
Trade receivables	(748,669)	1,081,355
Other receivables	354,475	154,720
Prepaid expenses	45,300	(77,338)
Inventories	(147)	(576,360)
Due from management company	(1,586,606)	(1,196,112)
Other long term receivables	(785,524)	865,314
Trade accounts payable	(17,570)	886,833
Accrued expenses	(2,209,617)	(500,413)
Deferred income	500,799	(1,378,563)
Net cash from operating activities	43,520,683	28,658,040
Cash flow from Investing Activities
Net proceeds from sale of assets / vessel acquisition option	-	19,362,892
Advances for vessel acquisitions and vessels under construction	-	(61,584,350)
Increase in other fixed assets	-	(13,840)
Restricted cash (net)	(40,000,000)	3,810,000
Net cash used in investing activities	(40,000,000)	(38,425,298)
Cash flows from financing activities
Proceeds from long-term debt	30,000,000	-
Repayment of long-term debt	(55,350,000)	(44,750,000)
Payment of financing costs	(188,050)	(768,714)
Proceeds from the issuance of Class A common shares	64,213,820	-
Class A common share offering costs	(2,298,881)	-
Dividends paid	(3,091,786)	(5,123,006)
Net cash from / (used in) financing activities	33,285,103	(50,641,720)
Net increase / (decrease) in cash and cash equivalents	36,805,786	(60,408,978)
Cash and cash equivalents at the beginning of the period	68,441,752	133,960,178
Cash and cash equivalents at the end of the period	105,247,538	73,551,200
Supplemental disclosure of cash flow information
Cash paid during the period for interest	7,882,486	4,109,064